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Merger Auditors Report

Filed by Deutsche Telekom AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: T-Online International

AG Exchange Act File Number 82-5125

CAUTIONARY NOTE REGARDING
THE ATTACHED MERGER AUDITORS' REPORT

The attached merger auditors' report of Dr. Ebner, Dr. Stolz und Partner GmbH contains statements regarding:

  •
  Discounted earnings values;

  •
  Discount rates;

  •
  "Risk-free" rates;

  •
  Risk premia; and

  •
  Growth rates.

These statements are subject to all of the considerations set forth under the heading "Cautionary Note Concerning Forward-Looking Statements" in the merger report relating to the planned merger that has been prepared by the Management Boards of Deutsche Telekom and T-Online. You are advised to familiarize yourself with those considerations.

In addition, you are advised to read the U.S. prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom has filed a preliminary prospectus with the Securities and Exchange Commission. You may obtain a free copy of the preliminary prospectus or the final prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The preliminary prospectus, the final prospectus (when available) and the other related documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

EBNER & STOLZ PARTNER Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft Stuttgart

Convenience Translation

Audit Report

pursuant to Sec. 12
of the German Transformation Act
[Umwandlungsgesetz]

on the Merger of

 T-Online International AG
Darmstadt
—transferring entity—

 and

Deutsche Telekom AG
Bonn
—acquiring entity—

This document is a translation of the report "Prüfungsbericht gemäß § 12 Umwandlungsgesetz aus Anlass der Verschmelzung der T-Online International AG, Darmstadt,—als übertragender Rechtsträger—auf die Deutsche Telekom AG, Bonn,—als übernehmender Rechtsträger" which was written in German. The translation was performed by a professional translator. Ebner, Stolz & Partner does not assume any responsibility for the correctness of the translation. The German version is authoritative for decision-making purposes.

Abbreviations
AktG	Aktiengesetz [German Stock Corporation Law]
CAPM	Capital Asset Pricing Model
DTAG	Deutsche Telekom AG, Bonn
E&Y	Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Stuttgart
ESP	Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart
HFA	Hauptfachausschuss [Main Technical Committee of the German Auditors' Institute]
HGB	Handelsgesetzbuch [German Commercial Code]
IDW	Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf [German Auditors' Institute]
IFRS	International Financial Reporting Standards
KPMG	KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin und Frankfurt
KStG	Körperschaftsteuergesetz [German Corporate Income Tax Law]("Körperschaftsteuergesetz")
PwC	PwC Deutsche Revision Aktiengesellschaft Wirtschafts-prüfungsgesellschaft, Frankfurt am Main
SEC	Securities and Exchange Commission
TOI AG	T-Online International AG, Darmstadt
UmwG	Umwandlungsgesetz [German Transformation Act]
US GAAP	United States Generally Accepted Accounting Principles
Warth & Klein	Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf

Table of Contents

A.	Engagement and Execution of the Engagement
B.	Nature and Scope of the Audit of the Merger Pursuant to Sec. 9 UmwG
	I.	Merger agreement
	II.	Merger report
	III.	Report on the merger audit
C.	Legal Background of the Entities Involved in the Merger
D.	Audit of the Merger Agreement Pursuant to Sec. 9 UmwG
	I.	Legal form
	II.	Completeness and compliance of the merger agreement
	III.	Appropriateness of the valuation methods used
1. General
2. Discounted earnings value
3. Liquidation value and net asset value
4. Market value
5. Conclusion
E.	Main Audit Findings in Detail
	I.	Valuation objects
	II.	Effective date of the valuation
	III.	Method of valuing a group of companies
	IV.	Analysis of historical earnings and business plans
	V.	Discount rate
1. Risk-free rate
2. Risk premium
3. Growth rate
4. Derivation of the discount rate
	VI.	Valuation of TOI AG
1. Calculation of the discounted earnings value
2. Special items
	VII.	Valuation of DTAG
1. Calculation of the discounted earnings value
2. Special items
	VIII.	Particular difficulties in the valuation
F.	Appropriateness of the Merger Exchange Ratio
	I.	Equity value of TOI AG
	II.	Equity value of DTAG
	III.	Calculation of the merger exchange ratio
G.	Final Declaration on the Appropriateness of the Merger Exchange Ratio Pursuant to Sec. 12 (2) UmwG
Attachment
General Engagement Terms

A. Engagement and Execution of the Engagement

A merger is intended between

T-Online International AG, Darmstadt
("TOI AG")

and

Deutsche Telekom AG, Bonn
("DTAG")

pursuant to Sec. 2 No. 1 UmwG.

It is intended to effect the merger by assigning the assets of TOI AG (transferring entity) in their entirety with all rights and obligations by way of dissolution without winding up to DTAG (acquiring entity) in consideration for shares in DTAG. The merger of TOI AG and DTAG should take economic effect on the merger effective date, January 1, 2005. On this date the assets of TOI AG will be transferred to DTAG at the values carried in the closing balance sheet as of December 31, 2004 ("merger effective date"). Since January 1, 2005, all transactions and business of TOI AG are deemed to have been undertaken for the account of DTAG.

The merger agreement will be presented to the annual general meeting of DTAG on April 26/27, 2005 and the annual general meeting of TOI AG on April 28/29, 2005 for approval by resolution.

Upon application of the management boards of TOI AG and DTAG to the district court of Frankfurt am Main, 5th Chamber for Commercial Affairs on November 3, 2004 and November 4, 2004 respectively, a court order was issued on November 15, 2004 selecting and assigning Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, as merger auditor pursuant to Sec. 10 (1) Sent. 2 UmwG for both companies involved in the merger.

Our merger audit focused on the merger agreement in the version dated March 8, 2005, reviewing in particular the appropriateness of the ratio at which shares are to be exchanged ("merger exchange ratio") as legally and economically explained and determined in the joint merger report issued by the management boards of TOI AG and DTAG on the merger of the two companies.

Our audit complies with the relevant statements issued by the IDW (Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf):

HFA 6/1988	On the audit of mergers pursuant to Sec. 340 b (4) AktG (which applies accordingly to an audit pursuant to Secs. 9 to 12 inclusive UmwG)
IDW ES 1 amended	Draft of a revised version of the IDW Standard, "Principles for the Valuation of Companies" dated December 9, 2004

To determine the equity value and derive a suitable merger exchange ratio, the management board of DTAG relied on professional support from KPMG and the management board of TOI AG on professional support from Warth & Klein. In the course of our audit activities we reviewed the respective valuation documentation of these two professional consultants. We were willingly provided with all explanations and documentation. The management boards of TOI AG and DTAG issued us with a representation letter stating that all relevant information and documents for reviewing the appropriateness of the merger exchange ratio have been completely and accurately provided to us.

The nature and scope of the individual audit activities performed by us are recorded in our working papers.

We conducted our merger audit from November 18, 2004 to March 9, 2005 in the offices of TOI AG, DTAG and in our offices in Stuttgart. This involved us constantly monitoring the interim results of the companies' respective preparations for the merger.

We make express reference to the fact that our audit activities did not include a review of the accounting, financial statements, management report or management of the companies concerned. An audit of this nature is not included in the scope of a merger audit. Compliance of the individual financial statements and the consolidated financial statements as well as the management reports and group management reports of the respective legal entities with the relevant laws has been certified by the auditors engaged for this task, E&Y and PwC.

Prior to this engagement as merger auditor, our company had not been engaged by either of the legal entities concerned. This also applies to those people acting in the name of our company who were assigned with the responsibility for auditing the merger.

Should there be any material changes in the net worth, financial position, or results of operations, or any other basis used for the equity valuation in the period between conclusion of our audit on March 9, 2005 and the prospective date of April 26/27, 2005 on which the annual general meeting of DTAG passes a resolution on the merger agreement, or April 28/29, 2005 for the annual general meeting of TOI AG, then these must be considered in the merger exchange ratio.

The General Engagement Terms for 'Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften' [German Public Auditors and Public Audit Firms] dated January 1, 2002, which are attached, apply to the execution of this engagement and govern our responsibilities, also to third parties. Our responsibilities to the companies involved in the merger and their respective shareholders are governed in Sec. 11 (2) UmwG in conjunction with Sec. 323 HGB.

Documents made available for our audit included but were not limited to:

—
Letter of intent to merger dated October 9, 2004 and supplementary documentation

—
Agreement on principle on a merger between TOI AG and DTAG dated November 8, 2004

—
The voluntary public offer issued by DTAG to the shareholders of TOI AG dated November 25, 2004 with statements of the management board and supervisory board of TOI AG and supplementary documentation

—
Merger agreement between TOI AG and DTAG in the version dated March 8, 2005; drafts of this agreement were provided to us at earlier dates.

—
Joint merger report issued by the management boards of TOI AG and DTAG on the merger of TOI AG and DTAG in the version dated March 8, 2005; drafts of this report were provided to us at earlier dates.

—
Annual reports of TOI AG for fiscal years 2001 to 2004

—
Annual reports of DTAG for fiscal years 2001 to 2003; we were provided with a draft version for fiscal year 2004

—
Interim reports of TOI AG and DTAG as of September 30, 2004

—
Reports on the audit of the financial statements and the consolidated financial statements of TOI AG for the years 2001 and 2002 (HGB) and 2003 and 2004 (IFRS) from PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

—
Reports on the audit of the financial statements and consolidated financial statements of DTAG for the years 2001 to 2004 issued by the joint auditors, PwC Deutsche Revision Aktiengesellschaft

  Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Stuttgart (HGB)

—
Form 20-F for DTAG for 2002 and 2003 for submission to the Securities and Exchange Commission (SEC); a draft version was provided to us for 2004 (dated March 7, 2005)

—
Form F-4 for DTAG submitted to the SEC on January 14, 2005

—
Reconciliation of the figures in the HGB financial statements for 2003 and 2004 to IFRS figures for DTAG

—
Mid-term financial planning of TOI AG for the years 2005 to 2007 and the long-term financial planning for fiscal years 2008 to 2014 (as of November 2004)

—
Copy of the resolution passed by the management board of TOI AG ratifying the 10 year business plan dated November 18, 2004

—
Copy of the resolution passed by the supervisory board of TOI AG acknowledging the 10 year business plan dated November 23, 2004

—
Mid-term financial planning of DTAG AG for the years 2005 to 2007 and the long-term financial planning for fiscal years 2008 to 2014 (as of December 2004)

—
Copy of the resolution passed by the management board of DTAG ratifying the 10 year business plan dated December 23, 2004

—
Revised 10 year business plan for DTAG for the years 2005 to 2014 (as of February 2005). The revision related mainly to foreign exchange rates on the valuation date and subsequent impact for the IFRS figures as of December 31, 2004

—
Copy of the resolution passed by the management board of DTAG ratifying the revised 10 year business plan dated March 1, 2005

—
Corporate presentations from TOI AG and DTAG and their respective business units with supplementary documentation

—
Reports from analysts of diverse investment banks and other research institutes

—
Excerpts from the commercial register and articles of association of TOI AG and DTAG

—
List of the shareholdings of DTAG in TOI AG as of March 7, 2005

—
Management reports, budget figures and forecasts for 2004 and January 2005

—
Valuation documentation from KPMG and Warth & Klein

B. Nature and Scope of the Audit of the Merger
Pursuant to Sec. 9 UmwG

I.    Merger agreement

Pursuant to Sec. 9 (1) and Sec. 60 UmwG, the focus of a merger audit is the merger agreement or a draft version of this. This agreement or a draft version of it must be reviewed to determine the completeness and accuracy of the information it contains and, in particular, whether the proposed merger exchange ratio is appropriate.

The minimum contents of a merger agreement are defined in Sec. 5 (1) UmwG. Specifically, a merger agreement must, at a minimum, contain the following information:

(1)
The name and domicile of the legal entities participating in the merger

(2)
The agreement of each transferring entity to transfer all of its assets in exchange for shares in the acquiring entity

(3)
The conversion ratio of the shares (merger exchange ratio) and the amount of any supplementary cash payments

(4)
The specific terms of the transfer of the shares of the acquiring entity

(5)
The point in time at which such shares are entitled to participate in the balance sheet profits as well as all specific terms relating to such profit participations

(6)
The point in time at which any acts by the transferring entities are deemed to have been made on behalf of the acquiring entity (merger effective date)

(7)
The rights granted by the transferring entity to individual interest holders or holders of special rights such as non-voting interests, preferred shares, shares with multiple voting rights, bonds and participation rights or any other measure for the benefit of such people

(8)
Each special benefit granted to a member of a representative body or a supervisory board of a legal entity participating in the merger, to an auditor of the companies involved in the merger, or to a merger auditor

(9)
The consequences of the merger for the employees and their representatives as well as the measures intended in this respect

II.    Merger report

Pursuant to Sec. 8 UmwG, the management boards of each company involved in the merger must prepare an extensive written report describing and verifying in detail the legal and economic basis of the merger, the merger agreement, and in particular, the merger exchange ratio and the amount of any supplementary cash payments to be offered. The report can also be prepared jointly by the management boards involved and must make special mention of any particular difficulties in valuing the companies and the consequences for the equity interests of the shareholders.

In the course of our audit, we reviewed the merger report, and its draft versions, issued jointly by the management boards of TOI AG and DTAG with regard to the information related to the subject of the audit, the methods used to determine the equity values of the companies involved in the merger and the arithmetic explanations and reasoning underlying the valuation, as well as the proposed merger exchange ratio derived on this basis.

A review of the completeness and accuracy of the joint report issued by the management boards or the commercial sense of the merger was not within the scope of our audit (statement HFA 6/1988 on auditing mergers pursuant to Sec. 340 b (4) AktG and the WP-Handbuch (Public Auditors' Code of Practice) 2002, 12th edition, Vol. II, p. 234).

We paid due attention to the legal structure of the merger where this had an impact on the merger audit. Reference is made in this regard to Section D below.

III.    Report on the merger audit

As merger auditors, we report in writing pursuant to Sec. 12 UmwG on the findings of our audit and in accordance with our professional standards.

The main focus of the merger audit is on an assessment of the proposed merger exchange ratio. The merger auditor must review whether the methods applied by the management boards to determine the merger exchange ratio are appropriate. In particular, the audit must review whether the business valuations on which the proposed merger exchange ratio is based, comply with generally accepted valuation principles, whether the data on which these valuations are based have been professionally derived and whether the forecasts used are plausible (see Statement HFA 6/1988).

Pursuant to Sec. 12 UmwG, the audit report must conclude with a statement on whether the proposed merger exchange ratio and the amount of any supplementary cash payment is appropriate. The statement must include:

(1)
the methods used to determine the proposed merger exchange ratio,

(2)
the reasons why application of these methods is appropriate,

(3)
if more than one method has been applied, the respective merger exchange ratio and equivalents resulting from the various methods. At the same time, the report must illustrate which weighting has been given to the various methods when determining the proposed merger exchange ratio or equivalent and the underlying values and indicate any particular difficulties arising in the valuation of the legal entities participating in the merger.

C. Legal Background
of the Entities Involved in the Merger

As of December 31, 2004, the capital stock of DTAG amounted to EUR 10,746,506,621.44 and is split into 4,197,854,149 registered no par value shares.

The management board is entitled to increase capital stock any time prior to May 17, 2009 subject to approval from the supervisory board by up to a nominal amount of EUR 2,560,000,000 by issue of 1,000,000,000 registered no par value shares in return for non-cash contributions (Authorized Capital).

Moreover, the management board is entitled to raise capital stock in order to issue shares to holders of convertible bonds and option certificates by up to EUR 500,000,000 (Contingent Capital I). It is possible to increase capital stock further by EUR 33,280,000 by issuing up to 13,000,000 new registered no par value shares (Contingent Capital II). Contingent Capital II is for the purpose of granting subscription rights within the framework of the 2001 stock option program. Moreover, capital stock can be increased by EUR 2,621,237.76 contingent on the issue of 1,023,921 no par value shares for which subscription rights were already granted within the framework of the 2000 stock option program (Contingent Capital III).

As of December 31, 2004, DTAG held treasury stock of 2,670,828 shares.

The relevant number of shares for calculating the merger exchange ratio is the result of subtracting the treasury stock from the capital stock of DTAG which equals 4,195,183,321 shares.

As of December 31, 2004, the capital stock of TOI AG amounted to EUR 1,223,890,578 and is split into 1,223,890,578 registered no par value shares.

The management board is entitled to increase capital stock any time prior to May 30, 2006 subject to approval from the supervisory board by up to a nominal amount of EUR 611,929,144 by issue of new shares in return for cash or non-cash contributions (Authorized Capital).

Contingent Capital I from the 2000 stock option plan amounts to EUR 214,473. Contingent Capital II from the 2001 stock option plan amounted to EUR 4,404,826 as of December 31, 2004.

As of December 31, 2004, TOI AG did not hold any treasury stock.

The merger exchange ratio has been calculated on the basis of the 1,223,890,578 shares outstanding as of December 31, 2004.

D. Audit of the Merger Agreement
Pursuant to Sec. 9 UmwG

I.    Legal form

The merger of TOI AG and DTAG which we have been engaged to review has been presented in detail in Section III of the joint merger report issued by the management boards.

The merger is to be effected as a merger by way of absorption with the assets of TOI AG being transferred in their entirety to DTAG. This is governed in § 1 of the merger agreement.

Pursuant to § 2 of the merger agreement, DTAG will grant the minority interests of TOI AG compensation in the form of shares in DTAG once the merger takes effect. DTAG will not receive any shares for the 1,077,293,902 shares it holds in TOI AG (Sec. 20 (1) No. 3, second half sentence, first alternative UmwG).

§ 2 of the merger agreement states:

  "§ 2 Consideration, Exchange of Shares

  (1)
  As consideration for the transfer of TOI AG's assets, upon completion of the merger, DTAG shall grant free of charge to those TOI AG shareholders, who are not party to this Agreement, in exchange for every

      25 (twenty-five) registered no par value shares in TOI AG, each share representing a proportionate amount of EUR 1.00 in TOI AG's share capital

      13 (thirteen) registered no par value shares in DTAG, each share representing a proportionate amount of EUR 2.56 in DTAG's share capital.

    DTAG shall not be granted any shares in exchange for the shares which it held in TOI AG (§ 20 para. 1 no. 3, second half sentence, first alternative UmwG).

  (2)
  The shares to be granted by DTAG pursuant to paragraph 1 shall bear dividend entitlements as of 1 January 2005.

  (3)
  Should DTAG grant a shareholder of TOI AG a supplementary cash payment in order to provide compensation for an undervalued merger exchange ratio, DTAG shall treat all remaining shareholders of TOI AG equally by making a supplementary cash payment of an equal amount.

  (4)
  The effective date of the valuation of TOI AG and DTAG for purposes of calculating the merger exchange ratio is 29 April 2005."

    The merger is based on the commercial closing balance sheet of TOI AG as of December 31, 2004 audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, on which they rendered an unqualified audit opinion. DTAG will carry forward the values of the assets and liabilities recognized in the closing balance sheet of TOI AG in their financial statements (carried forward at book value).

    Internally, DTAG will acquire the assets of TOI AG on the close of day, December 31, 2004. Since January 1, 2005 ("merger effective date"), all the transactions and business of TOI AG has been deemed to have been undertaken for the account of DTAG.

II.    Completeness and compliance of the merger agreement

We have reviewed the merger agreement with regard to the requirements of Sec. 5 (1) Nos. 1 to 9 UmwG. On the basis of our review, we have come to the conclusion that the merger agreement completely and accurately fulfills the requirements and is thus in compliance with the law.

The requirements made on the merger agreement are presented below.

a)    Sec. 5 (1) No. 1 UmwG

The name and domicile of the legal entities involved in the merger are named in the merger agreement and correspond to the respective articles of association of TOI AG and DTAG and the entries in the relevant commercial registers of the companies.

b)    Sec. 5 (1) No. 2 UmwG

Pursuant to § 1 para. 1 of the merger agreement, TOI AG transfers all its assets with all rights and obligations pertaining thereto by way of dissolution without winding up pursuant to a statutory merger by way of absorption under Sec. 2 No. 1 UmwG in exchange for the granting of shares in DTAG (merger by way of absorption).

§ 2 para. 1 of the merger agreement provides for DTAG granting the shareholders of TOI AG no par value shares in DTAG in accordance with the merger exchange ratio defined in the terms of the merger agreement as consideration for the assignment of the assets of TOI AG.

c)     Sec. 5 (1) No. 3 UmwG

The consideration for the assignment of the assets of TOI AG is determined in § 2 of the merger agreement and is explained and justified in detail from a legal and economic perspective in the joint merger report issued by the respective management boards.

On this basis, DTAG will, upon the merger taking effect and as consideration for the assignment of the assets of TOI AG, grant the shareholders of TOI AG 13 registered no par value shares in DTAG for each 25 registered no par value shares in TOI AG.

Should DTAG grant a shareholder of TOI AG a supplementary cash payment in order to provide compensation for an undervalued merger exchange ratio, DTAG shall treat all remaining shareholders of TOI AG equally by making a supplementary cash payment of an equal amount.

Reference is made to Section F of our audit report with regard to the appropriateness of the merger exchange ratio agreed on in the merger agreement.

d)    Sec. 5 (1) No. 4 UmwG

The details for the assignment of shares in DTAG are governed in § 6 of the merger agreement as follows:

"TOI AG appoints WestLB AG, Düsseldorf and Münster, to serve as trustee for the receipt of the DTAG shares to be granted. DTAG shall transfer the shares to be granted pursuant to § 2 para. 1 to the trustee prior to registration of the merger in the commercial register of TOI AG and shall instruct the trustee to pass on the shares to the shareholders of TOI AG following registration of the merger in the commercial register of DTAG simultaneously (Zug um Zug) against surrender of their TOI AG shares."

e)     Sec. 5 (1) No. 5 UmwG

Pursuant to § 2 para. 2 of the merger agreement, the shares being granted by DTAG shall bear dividend rights from January 1, 2005.

f)     Sec. 5 (1) No. 6 UmwG

Pursuant to § 1 para. 3 of the merger agreement, DTAG assumption of the assets of TOI AG will enter into effect internally on the close of day, December 31, 2004. As of January 1, 2005 ("Merger Effective Date"), all the transactions and business of TOI AG have been deemed to have been undertaken for the account of DTAG.

g)     Sec. 5 (1) No. 7 UmwG

Pursuant to § 3 para. 1 of the merger agreement no rights as defined by Sec. 5 (1) No. 7 UmwG are being granted to individual shareholders or holders of special rights—other than the special agreement made for the holders of stock options contained in § 4. Nor have any special measures in the sense of this provision been planned for such persons.

h)    Sec. 5 (1) No. 8 UmwG

Notwithstanding the rulings in § 3 para. 3 and § 4, § 7 and § 8 para. 11 of the merger agreement, special benefits in the sense of Sec. 5 (1) No. 8 UmwG shall not be granted to a member of the management board or supervisory board or an auditor of a company involved in the merger or to the merger auditor.

The offices of the members of the management board of TOI AG will be annulled upon the merger taking effect. The details of the employment contracts of the members of the mangement board of TOI AG are governed in § 3 para. 3.

According to § 4 of the merger agreement, the holders of options in TOI stock from the 2001 and 2000 stock option plans will be granted equivalent rights in the form of shares in DTAG in accordance with the merger exchange ratio of DTAG or in the form of a cash settlement pursuant to the conditions at which the options were issued.

According to § 8 para. 11, the 2004 and 2005 mid-term incentive plan does not lapse as a result of the merger but will be adjusted in keeping with the individual measures described.

As merger auditors we herewith declare that we have not received any special benefit and that no such benefit has been promised to us.

i)     Sec. 5 (1) No. 9 UmwG

The consequences of the merger for the employees and their representatives as well as any measures that relate to this are governed in § 8 of the merger agreement. Reference is made to the stipulations contained therein.

§ 10 of the merger agreement contains a provision by which the merger effective date, the closing balance sheet and the inception of dividend rights may be postponed if the merger is delayed.

III.    Appropriateness of the valuation methods used

1.    General

Section VIII "Explanations and Basis for the Merger Exchange Ratio" of the joint merger report issued by the management boards of TOI AG and DTAG reveals that the merger exchange ratio has been derived from equity values that have been determined using the same valuation method.

In their joint merger report, the management boards of TOI AG and DTAG have stated that the valuation standards which have been applied comply with the standards of business valuation now generally accepted in both theory and practice as reflected in the statements issued by the IDW, in particular, the IDW Standard, "Principles for the Valuation of Companies" (IDW S1). In order to derive the merger exchange ratio, the companies were valued by applying the discounted earnings methodology (Ertragswertverfahren).

New theoretical considerations and empirical findings as well as changes in the economic background led to the release of IDW ES 1 (amended) which revises the method used to determine the discount rate and, for objective company valuations, no longer assumes that all earnings will be distributed.

According to prevailing court rulings and generally accepted valuation practice, which this business valuation is based on, the merger exchange ratio used in a merger should be derived from an objective measure of equity value. This objectified equity value is a standardized and non-subjective verifiable value of future earnings from the perspective of a resident stockholder who is liable to unlimited taxation in Germany assuming continuation of the business without any changes in the business concept.

We are of the opinion that the valuation method presented in the joint merger report is accurate and therefore appropriate in the sense of Sec. 12 (2) UmwG.

2.    Discounted earnings value

Assuming the exclusive pursuit of financial objectives, a company's value is determined exclusively by the present value of the net inflows related to ownership in the company to the stockholders. The discounted earnings value is basically the result of the free cash flow which can be generated from continuing the company's operations. In addition, the liquidation value of the enterprise's non-operating assets is considered. The net present value of these surpluses is derived by applying a discount rate that equates with the return of an investment that can be reasonably taken as an adequate alternative investment to an investment in the company being valued.

The present value of future earnings is thus the theoretically correct equity value of an enterprise. According to IDW ES 1 (amended) No. 7, the equity value can be determined using the discounted earnings methodology or the discounted cash flow method. In this case the equity value has been determined using the discounted earnings methodology which is most commonly used in Germany, both in practice and by the courts. Considering the fact that both methods lead to the same equity value if the underlying assumptions are identical, particularly as regards financing, (see IDW ES 1 (amended) No. 111) no presentation has been made of the discounted cash flow method as an additional method of determining the equity value, as permitted.

Pursuant to IDW ES 1 (amended) No. 46, when determining objective equity values, an assumption is made that all financial surpluses are distributed which are available for distribution after considering the documented business concept and legal restrictions. Where the business plans contain two phases, the distribution of the financial surpluses and use of retained earnings during the first phase (known as the detailed planning phase) must be determined on the basis of the business concept. In the second phase (known as the terminal value) a standardized assumption is made that the distribution patterns of the valuation object are equivalent to the distribution patterns of the alternative investment. It is assumed that retained earnings are invested in the company at the discount rate (prior to the taxes incurred at company level) without any affect on the value of discounted earnings. This assumption pursuant to IDW ES 1 (amended) can also take the form within the context of an enterprise valuation by assuming that retained earnings are fictitiously allocated directly to the shareholders also with no affect on the value of discounted earnings (as the share price rises due to the retention of earnings).

Due to the fact that the equity value is determined from the perspective of a shareholder, the shareholders' tax burden incurred on the dividends from the company must also be considered—in contrast to allocating retained earnings without any tax impact. By using a typified tax burden of 35.0% the dependence of the equity value on the individual tax situation of each shareholder can be avoided. As the valuation of stock corporations must consider the half-credit method (by which just half of a profit distribution to natural persons is subject to income tax), a typified tax burden of 17.5% of the distributed profits is used when valuing the financial surpluses whereas retained earnings are not subject to any personal income tax (see IDW ES 1 (amended), No. 55).

Moreover, both companies were valued on a stand-alone basis in accordance with the prevailing opinion of the courts and business theory. This correctly implies that all positive and negative effects related to affiliation that will not be realized until the intended merger takes place are ignored. The same applies to such investments and divestments which can only be executed on condition that the intended merger takes effect in future.

An estimate of future earnings represents a special problem as forecasts are inherently uncertain. This involves appraising risks and rewards equally. The actual results achieved in the past after eliminating any extraordinary items can be used as an initial indication.

The discounted earnings value is then determined by discounting the surpluses using the discount rate. Here too, the tax effect at shareholder level must be taken into consideration. In our opinion, which is in accordance with the professional standards of business valuations, reference must be made to the yield obtained from a stock portfolio taken as an alternative investment and the average tax burden incurred on such returns must be calculated.

The principles of calculating discounted earnings value, as described above, have been correctly applied in this case.

The discounted earnings value calculated in this way only applies to the value of operating assets. Factors which cannot be represented in the determination of future earnings, or incompletely so, must be valued separately and added to the discounted earnings value. In addition to non-operating assets, certain other financial assets, pension obligations and dilutive effects from convertible bonds and stock option programs must also be considered.

Non-operating assets which can be sold separately without affecting the operations of the company (criteria of a functional distinction) are considered at their liquidation value after deducting selling costs and the tax impact of the sale at company level. To what extent taxes at shareholder level have to be considered depends on the use intended for the proceeds generated by the liquidation.

3.    Liquidation value and net asset value

Liquidation values have not been determined. This is the correct approach as it can be assumed that the future earnings value of the objects being valued is in excess of their liquidation values and that both companies will be continued indefinitely.

The net asset value has no bearing on the calculation of the aggregate value of a going concern. It was not therefore necessary to determine this value.

4.    Market value

Considering the fact that the shares of TOI AG and DTAG are registered for trading on a number of public exchanges, reference to market values (market capitalization) could conceivably be used to determine an appropriate merger exchange ratio for the merger. In a ruling dated April 27, 1999 (BvR 1613/94), the Federal Constitutional Court emphasized the relevance of market value for representing the lower limit to the measurement base used for severance payments and settlements and also for the conclusion of a contract of domination and profit and loss transfer and subordination of a dependent entity.

In addition to general reservations, which can be found in legal precedents against the use of market values, applying the ruling by the Federal Constitutional Court to mergers is somewhat problematic. The courts and pertinent technical literature both generally agree that identical valuation methods should be used as a matter of principle when it comes to determining the merger exchange ratio. Therefore, it can be concluded that the same measurement base should be used for both companies. In contrast to severance disputes, the interests of two distinct groups of shareholders need protecting in this case, namely those of the transferor, TOI AG and those of the transferee, DTAG.

In this case, the equity values determined using the discounted earnings value of both TOI AG and DTAG are significantly above their respective market capitalizations. Regardless of these considerations, we are of the opinion that market values should not be used as minimum values when determining the merger exchange ratio.

5.    Conclusion

To sum up, we believe that use of the discounted earnings methodology to value the two companies concerned and to derive the merger exchange ratio is appropriate. On the basis of our audit, no other method should have been applied and was not in fact used. For this reason, the information required by Sec. 12 (2) Sent. No. 3 UmwG as to which merger exchange ratio would have arisen by use of different methods, and which weighting was given to the various methods, is not applicable.

E. Main Audit Findings in Detail

The generally accepted standards for the valuation of business enterprises explained in Section D represent general parameters which must be specified for each object of the valuation. The application of these valuation standards to the specific methodical valuation of TOI AG and DTAG is explained below:

I.    Valuation objects

The valuation objects have been accurately presented in the merger report as TOI AG on the one hand and DTAG on the other. In addition to the parent companies, TOI AG and DTAG respectively, the valuation objects comprise numerous subsidiaries and participations making up the TOI AG Group and the DTAG company (including the TOI AG sub-group).

The discounted earnings values of TOI AG and DTAG have been determined on the basis of the respective consolidated business plans of both companies. In addition to the consolidated business plans, the business plans of the respective subordinated entities have also been explained so as to present the planning assumptions in adequate detail. For TOI AG these are the segments: "Germany" and "Rest of Europe" and for DTAG the four divisions: T-Com, T-Mobile, T-Systems and T-Online, as well as GHS.

The consolidated business plans include all consolidated affiliates and other participations. These are all recorded at the volume of investment income they are expected to generate. Participations which were not considered in the business plans because they have no active operations, for example, or because they are immaterial, as well as non-operating investment holdings were properly considered as special items.

Other special items include the surplus cash available at TOI AG, the unrecognized net loss of pension obligations in the balance sheet of DTAG and the values of the current stock option program and convertible bonds. The decision not to value the non-operating real estate of DTAG separately is the correct treatment here because the scheduled sale of land and buildings is included in the business plan of GHS.

II.    Effective date of the valuation

The effective date of the valuation is April 29, 2005. This treatment is correct because this is the last day on which the annual general meeting of TOI AG will pass a resolution on the merger agreement. Should the annual general meeting of TOI AG have already passed a resolution on the merger agreement on April 28, 2005, this timing difference is immaterial for the merger exchange ratio.

III.    Method of valuing a group of companies

Basically, there are two methods which can be considered for valuing a group of companies. Either each company in the group or each division is valued singly and in isolation and the value for the group is then derived by adding the separate values obtained in this manner, or the value of the group is derived directly from the consolidated earnings.

Using the former method, the equity value derived for the transferring entity, TOI AG, would initially be incorporated in the equity value of DTAG in addition to the values of its other divisions. In this case, the difference between the equity value of DTAG including TOI AG and the value of DTAG excluding TOI AG would exactly correspond to the equity value of TOI AG on a stand-alone basis. The advantage of this valuation method is that it provides a high degree of transparency.

This valuation approach would be based on the (existing) organizational structure of DTAG. The internal and external reporting and business plan of DTAG, e.g. in the form of the segment reporting contained in the financial statements, is oriented towards the divisions and/or segments of the group. Some business valuations for these reporting entities have already been prepared using other methods and for other purposes—impairment tests for example.

However, in this case we believe that the companies combined in the groups should be valued on the basis of consolidated earnings.

The main arguments in favor of the consolidated earnings approach are:

  —
  Due to supply relationships (e.g. services rendered by T-Com for the benefit of TOI AG in the sector of broadband access), there are interdependencies within the DTAG group at the level of the earnings used in the valuation. Given the degree of integration between the services offered by the divisions (including TOI AG) the group affiliations have a positive or negative impact on other sectors of the group so that the earnings of one division cannot be seen in isolation from those of another division.

  —
  The provision of alternative communication technologies leads to a pooling of risk within the group so that, for example, the possible effects of withdrawing from fixed line network connections could be substituted, or at least mitigated, by wireless communications.

  —
  There are market prices for both companies concerned in the valuation, i.e. estimates by the capital markets, with the shares being highly liquid and traded in high volumes. Thus (historical) risk assessments in the form of beta factors can be read directly from market data for both TOI AG and DTAG. Furthermore, owing to the fact that DTAG has had a majority shareholding in TOI AG for a number of years, it can be assumed that the capital markets have considered the impact of group affiliation in their risk assessment.

  —
  Were the divisions valued using the sum-of-the-parts method, beta factors would have to be calculated for similar companies exposed to a comparable operating risk as the division being valued on a stand-alone basis. Even a rough comparison between the beta factors of integrated telecommunications providers with those of providers of single solutions clearly shows that the risk pooling within the group leads to lower cost of capital on the capital market due to the integrated portfolio.

  —
  The—external—financing of the group is generally bundled at GHS and cannot be simply allocated to the segments and divisions of the group. Thus, even a comparison of the capital structure of the company with other companies within the peer group is restricted.

Use of the consolidated earnings method is appropriate.

IV.    Analysis of historical earnings and business plans

A uniform methodical approach has been used to determine the equity values. As required, uniform standards have been properly observed when applying this method to determine the equity values, i.e. corresponding issues have been treated identically.

The analyses of historical earnings conducted in the course of determining the net earnings of TOI AG and DTAG, and the elimination of selected items from the income statements, all serve the purpose of filtering out the main reasons for the size and development of earnings within a certain past period. These analyses are the basis for estimating future developments and for assessing plausibility.

The analyses of historical earnings were based on the consolidated income statements of TOI AG and DTAG for the years 2003 and 2004 pursuant to IFRS/IAS. To allow comparison with the business plans, we have only considered those years in the analysis for which IFRS figures were available.

The earnings for 2003 and 2004 are presented in the merger report. Material extraordinary items and income and expenses pertaining to other periods have been eliminated.

Pursuant to the two phase method, the calculation of the discounted earnings value is based on the detailed business plan. Phase I comprises the mid-term financial planning for the years 2005 to 2007 and the long-term financial planning for the years 2008 to 2014. From fiscal year 2015 on (Phase II), a terminal value is derived from the developments in the detailed planning phase. Where the business plans for 2014 are not representative of the terminal value due to reasons inherent in the method used or foreseeable economic developments, normalized earnings derived from special analyses have been taken instead.

The business plans of foreign entities which have not done their business plans in euro and are material for consolidation purposes have been translated into euro using current forward exchange rates.

The discounted earnings values were derived from the consolidated business plans for the years 2005 to 2014. The merger report presents the business plan of TOI AG at segment level and the business plan of DTAG for its T-Com, T-Mobile, T-Systems and GHS divisions.

The business plans are based on assumptions and premises pertaining to the development of the overall economy and specific industry parameters. The latest corporate and market information was considered and the findings incorporated in the business plans. The assumptions and premises made in this regard are presented in detail in Section VIII of the merger report.

Projected net finance cost was determined on the basis of prospective financing needs and assumed dividend distributions using integrated income statement, balance sheet and cash flow projections. At TOI AG surplus cash and cash equivalents were excluded from the calculation of net finance cost as required.

Income taxes were calculated after considering foreign income taxes and domestic trade tax, corporate income tax and the solidarity surcharge.

We performed in-depth analysis of the business plans and the related information and documentation provided to us using suitable audit procedures. Our examinations have revealed that the business plans have been plausibly derived from the—to some extent exacting—strategic objectives of the companies, which are based on the same market expectations.

In accordance with court rulings and the prevailing opinion in the technical literature, synergies which should arise from the intended merger have not been considered.

V.    Discount rate

The discounted earnings value is determined by discounting future distributable earnings to the valuation date. The discount rate represents the return on an alternative investment that is equivalent in terms of maturity, risk and taxation to the cash flows emanating from an investment in the company being valued (IDW ES 1 (amended) No. 125).

When identifying the return obtainable on an alternative investment, reference is generally first made to the returns available on the capital markets for equity investments (in the form of a stock portfolio). These returns can be split into a risk-free rate and a risk premium expected by the shareholders for their assumption of entrepreneurial risk.

1.    Risk-free rate

The risk-free rate used to determine an objective equity value is initially based on the customary national interest rate for a (quasi) risk-free investment in the capital markets. Due to their practically risk-free nature, German government bonds generally fulfill the risk-free criterion.

In this regard, a risk-free rate of 5.0% has been assumed for the valuation—in accordance with the current recommendations of the IDW (see IDW-Fachnachrichten No. 1/2 2005, p. 70)—as this is oriented on the running yield of government bonds and expectations of future interest levels. We believe the use of a sustainable risk-free rate of 5.0% is appropriate.

After factoring in a typified income tax burden of 35.0%, the risk-free rate converts into a after-tax return of 3.25%.

2.    Risk premium

The risk premium used to determine an objective equity value is not calculated on the basis of the risk behavior of individual shareholders but on the general pattern of the market. It may be assumed that investors accept a particular risk when investing in companies (investor risk). The risk premium can be derived empirically from equity yields obtainable on the capital markets by using capital asset pricing models (CAPM, Tax-CAPM).

Because equity yields and risk premiums are fundamentally affected by income taxes, Tax-CAPM offers a more real explanation of empirically observed equity yields as it extends Standard-CAPM to consider the explicit effect of personal income taxes. In particular, the model considers the different taxation treatment of interest income, dividends and capital gains.

According to Tax-CAPM, the discount rate is composed of a risk-free rate that has been reduced to reflect a typified income tax rate and the after-tax risk premium identified using Tax-CAPM. The complex character of a company's specific risk premium is split into two empirically observable factors: the market risk premium and the beta factor.

Market risk premium

Studies of the capital markets have shown that investments made in shares in the past have generated higher yields than investments in low risk debt instruments and that the long-term risk premium for a market portfolio—depending on the period concerned—lies in a range between 5% and 6%. This range corresponds with the latest recommendations of the IDW (see IDW-Fachnachrichten, Nr. 1/2 2005, S. 71). We believe that the approach of using a market risk premium of 5.5% is correct and appropriate.

Beta factors

The average risk premium has to be adjusted to reflect the specific risk structure of the companies being valued. This specific company risk finds its expression in the beta factor used in Standard-CAPM and Tax-CAPM.

The beta factor reflects the relative fluctuation in the price of a specific share compared to the price of all other shares on the market or a market segment. For publicly listed companies, an historical beta factor can be derived directly from capital market data.

The merger report shows that the beta factors used for the two valuation objects have been derived from data gathered over a number of years. Owing to the large fluctuations in yields and significant rise in trading volume after the planned merger and the cash offer were announced, we are of the opinion that the decision to exclude share prices since October 9, 2004 from the calculation of beta factors was correct.

To reflect the changes in the financing structure of the companies during the planning phase, the beta factors observed in the past for indebted ("leveraged") companies were initially converted into beta factors for unindebted ("unleveraged") companies (a process known as "unleveraging"). The conversion was made instead on the basis of a formula based on the ratio of the company's debt to the fair value of its equity, the latter being based on the equity value derived for the company. The unleveraged beta factors are 1.10 for TOI AG and 0.72 for DTAG.

Finally, these unleveraged beta factors were calculated back into leveraged beta factors by considering the future financing structures of the company contained in the business plans and consequently the specific leverage for each period (known as "releveraging").

We are of the opinion that the beta factors calculated in this way in the merger report are appropriate.

We believe that a risk premium composed of a market risk premium of 5.5% multiplied by the company-specific unleveraged beta factors of 1.10 for TOI AG and 0.72 for DTAG, and the adjustment for each specific period, are appropriate.

3.    Growth rate

The merger report verifiably explains why no growth or inflation factor has been used for Phase I and a growth rate of 3.5% points (after tax) has been used for TOI AG for Phase II and 2.0% points (after tax) for DTAG.

Based on our findings we are of the opinion that the growth rate has been properly weighted to account for the specific growth rates of the companies' segments, divisions, or countries of residence.

4.    Derivation of the discount rate

The cost of capital for the unlevered companies has therefore been derived as follows:

		Phase I TOI AG	Phase II TOI AG	Phase I DTAG	Phase II DTAG
Risk-free rate		5.00%	5.00%	5.00%	5.00%
Typified income tax	35.0%	-1.75%	-1.75%	-1.75%	-1.75%

Risk-free rate after tax		3.25%	3.25%	3.25%	3.25%

Market risk premium after tax		5.50%	5.50%	5.50%	5.50%
Beta factor (unlevered)		1.10	1.10	0.72	0.72

Risk premium		6.05%	6.05%	3.96%	3.96%

		9.30%	9.30%	7.21%	7.21%

Growth rate		0.00%	-3.50%	0.00%	-2.00%

Cost of capital (unlevered)		9.30%	5.80%	7.21%	5.21%

The cost of capital of the unlevered companies has been derived correctly. The approach of using this as the basis for deriving the period-specific discount rates taking account of the respective leverage is appropriate.

VI.    Valuation of TOI AG

1.    Calculation of the discounted earnings value

Based on the business plan explained in the merger report, the discounted earnings value has been determined as follows:

Distributions contained in the mid-term financial planning for the years 2005 to 2007 have been reduced by a typified personal income tax rate of 17.5%. Projected retained earnings for the years 2005 to 2007 have been discounted at TOI AG without affecting the discounted earnings value. The discount rate was chosen so that the interest income after deducting corporate income taxes is as high as that from a reinvestment of retained earnings at an interest rate equivalent to the cost of capital before personal income tax.

Other than the above, there are no specific assumptions in the business plan of TOI AG regarding its profit distribution policy. For the purposes of the valuation, it was assumed that the distribution ratio would rise linearly from the year 2008 to 37.0% of the group's net profit in 2014 when the terminal value was assumed. A typified personal income tax rate of 17.5% was applied to profit distributions.

To finance the assumed growth of the company in Phase II, it was assumed that earnings were retained at the same rate as the growth rate related to equity at the end of the detailed planning phase.

For earnings retained in the years 2008 to 2014 and in Phase II it was assumed that these earnings flowed directly to the shareholders in another form (e.g. in the course of a share repurchase program). Owing to the lack of an income tax burden, this approach increases the value of the equity. The effect of this is to ensure a standardized distribution pattern at TOI AG equivalent to that of the alternative investment.

The discount rates calculated for each specific planning period are, as required, a result of adjusting the cost of capital to reflect the leverage of the company.

We are of the opinion that the two phase model has been applied correctly.

2.    Special items

Surplus cash and cash equivalents

In the merger report it has been correctly stated that TOI AG has non-operating highly liquid assets of EUR 3,900 million at its disposal in the form of bank deposits, fixed term deposits and securities.

The classification of surplus cash and cash equivalents as non-operating assets and in the manner in which this has been calculated is correct and verifiable.

Participations

Furthermore, an participation in comdirect bank AG, Quickborn has been valued separately at its average market value. We consider the valuation of this item at its fair value based on market prices as correct. The tax exemption granted by Sec. 8b (2) KStG regarding the sale of a share in a stock corporation does not—apart from the 5% for non-deductible expenses—lead to income taxes being deducted from fair value.

Stock options

Exercise of stock options leads to a reduction in the equity value per share if this is higher prior to exercise of the option than the strike price of the option (dilutive effect).

The cash inflows from the exercise of options is added to the preliminary equity value and thereafter divided by the higher number of shares. The dilutive effect is expressed in the difference in value per share and must be multiplied by the number of option rights outstanding.

The dilutive effect from the 2001 stock option plan is explained in the merger report and is, in our opinion, accurately considered as a special item in the determination of the equity value.

In the joint merger report it is stated that the value of special items should not be reduced by typified income taxes. We agree with this assessment.

VII.    Valuation of DTAG

1.    Calculation of the discounted earnings value

Based on the business plan explained in the merger report, the discounted earnings value has been determined as follows:

The business plan of DTAG contains specific assumptions regarding its profit distribution policy. For 2005, dividend distributions are assumed to remain practically unchanged on the proposed dividend distribution for 2004. From 2006 onwards, the group's net profit for the year has been adjusted to eliminate non-cash expenses and income from deferred taxes to arrive at a measurement base for the distribution policy. On this basis a distribution of 50.0% of the adjusted earnings has been assumed. A typified personal income tax rate of 17.5% has been recognized on distributed earnings.

The earnings retained in the years 2005 and 2007 will be used at DTAG to settle its liabilities.

To finance the assumed growth of the company in Phase II, it was assumed that earnings were retained at the same rate as the growth rate related to equity at the end of the detailed planning phase.

For earnings retained in the long-term financial planning for 2008 to 2014 and in Phase II it was assumed that these earnings flowed directly to the shareholders in another form (e.g. in the course of a share repurchase program). Owing to the lack of an income tax burden, this approach increases the value of the equity. The effect of this is to ensure a standardized distribution pattern at DTAG equivalent to that of the alternative investment.

The discount rates calculated for each specific planning period are, as required, a result of adjusting the cost of capital to reflect the leverage of the company.

We are of the opinion that the two phase model has been applied correctly.

2.    Special items

Participations

DTAG holds both participations which have no active business operations or are immaterial and for which no investment income has been considered in the business plan as well as participations which qualify as non-operating assets. The non-operating participations include the share held in Mobile TeleSystems OJSC, Moscow, Russia (MTS). These investments have been valued at their (potential) liquidation proceeds.

We consider the valuation of these items at the carrying value of the equity interest or at their fair value based on market prices as correct. The tax exemption granted by Sec. 8b (2) KStG regarding the sale of a share in a stock corporation does not—apart from the 5% for non-deductible expenses—lead to income taxes being deducted from fair value.

Pension provisions

Any discrepancy between the pension liabilities recognized in the balance sheet and the actual scope of the pension obligation must be considered separately in the equity valuation. The unrecognized net loss of pension obligations was not compensated by successively raising additions to the pension provisions in the business plan. Thus, the lack of coverage identified using actuarial principles was considered in the equity valuation as a special item with a negative value of EUR 309 million after recognizing tax effects.

Stock options and convertible bonds

Within the framework of a number of stock option plans DTAG has granted its employees options to purchase the stock of DTAG. Exercise of stock options leads to a reduction in the equity value per share if this is higher prior to exercise of the option than the strike price of the option (dilutive effect). This reduction should be recognized in the equity valuation.

The cash inflows from the exercise of options is added to the preliminary equity value and thereafter divided by the higher number of shares. The dilutive effect is expressed in the difference in value per share and must be multiplied by the number of option rights outstanding.

The dilutive effect from the stock option plans is explained in the merger report and is, in our opinion, accurately considered as a special item in the determination of the equity value.

On February 24, 2003, DTAG issued a mandatory convertible bond for an outstanding volume of approx. EUR 2,289 million. More details can be found in the merger report as well as the calculation of the dilutive effect. The calculation is verifiable and correct.

Special items of TOI AG

From the perspective of DTAG, it has a basic right to a share (in accordance with its holding of approx. 88.02%) in the special items carried by TOI AG.

Due to the inclusion of the TOI AG figures in the consolidated business plan, cash and cash equivalents at TOI AG are subject to a different technical treatment. All cash and cash equivalents (both operating and non-operating, when seen from an isolated perspective) of all consolidated companies have been considered in the business plan and finance cost projections which in this case leads to an improvement in the finance cost for the group.

Because the effect of the excess cash and cash equivalents has already been considered in the calculation of the discounted earnings value of DTAG, no share in the special item was considered so as to avoid duplicate recognition. This approach is correct.

Minority interests in the net profit of DTAG were correctly adjusted to eliminate special effects.

In the joint merger report it is stated that the value of special items should not be reduced by typified income taxes. We agree with this assessment.

VIII.    Particular difficulties in the valuation

The methods used to determine the equity values have been professionally applied and are appropriate for this valuation.

On the basis of our knowledge of the relevant parts of the merger report, the information provided to us and our meetings with the management board members, and the audit companies engaged by the management boards to support the management boards in determining the respective equity values, and our review of the business plans underlying the calculation of the equity values, and other documents, we have come to the conclusion that no special difficulties arose during the valuation of TOI AG and DTAG.

F. Appropriateness of the Merger Exchange Ratio

The equity values determined as of the technical cut-off date (January 1, 2005) must be compounded to the date of the annual general meeting of TOI AG (April 29, 2005) as this is the latest date on which a resolution on the merger of TOI AG and DTAG will be passed.

I. Equity value of TOI AG

The equity value of TOI AG as of April 29, 2005 is derived from the value of its discounted earnings and special items:

	EUR m	EUR m
Discounted earnings value		13,365
Special items
Surplus cash and cash equivalents	3,900
Participations	215
Stock option program	-15	4,100

Equity value as at January 1, 2005		17,465

Accrual factor		1.030523

Equity value as at April 29, 2005		17,998

II.    Equity value of DTAG

The equity value of DTAG as of April 29, 2005 is derived from the value of its discounted earnings and special items as follows:

	EUR m	EUR m
Discounted earnings value		116,212
Special items
Participations	1,295
Unrecognized net loss of pension obligations	-309
Special items TOI AG	176
Stock option programs	-57
US-stock options	484
Convertible bond	-2,252	-663

Equity value as at January 1, 2005		115,550

Accrual factor		1.027882

Equity value as at April 29, 2005		118,771

Differences are due to the fact that unrounded figures were used in the valuation.

III.    Calculation of the merger exchange ratio

The figures on which the proposed merger exchange ratio is based are explained in detail in Section VIII of the joint merger report issued by the management boards.

On the basis of the valuations of TOI AG and DTAG presented in the merger report, the merger exchange ratio is calculated as follows:

	TOI AG	DTAG
Equity value as at April 29, 2005 (EUR m)	17,998	118,771
Number of shares	1,223,890,578	4,195,183,321
Value per share (EUR)	14.71	28.31
Imputed exchange ratio	1:	0.5196

The merger exchange ratio is expressed as a relation of the value of a share in TOI AG to a share in DTAG, rounded to two significant figures.

The number of TOI AG shares outstanding had not changed between December 31, 2004 and the conclusion of our audit. The number of DTAG shares outstanding had risen slightly between December 31, 2004 and the conclusion of our audit without this resulting in any change in the imputed merger exchange ratio.

In light of the merger exchange ratio, as calculated above, the management boards of the two companies have decided on a merger exchange ratio of

25 : 13

(13 DTAG shares for 25 shares in TOI AG)

In our opinion, the merger exchange ratio proposed in the agreement is appropriate.

G. Final Declaration on the Appropriateness of the
Merger Exchange Ratio Pursuant to Sec. 12 (2) UmwG

We make the following declaration pursuant to Sec. 12 (2) UmwG:

"On the basis of our findings, the merger exchange ratio proposed in § 2 para. 1 of the merger agreement by which the shareholders of T-Online International AG receive 13 registered no par value shares in Deutsche Telekom AG in return for 25 registered no par value shares in T-Online International AG is appropriate for the reasons given."

Stuttgart, March 9, 2005

Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

Dr. Wolfgang Russ	Dr. Matthias Popp
Wirtschaftsprüfer	Wirtschaftsprüfer

This document is a translation of the report "Prüfungsbericht gemäß § 12 Umwandlungsgesetz aus Anlass der Verschmelzung der T-Online International AG, Darmstadt,—als übertragender Rechtsträger—auf die Deutsche Telekom AG, Bonn,—als übernehmender Rechtsträger" which was written in German. The translation was performed by a professional translator. Ebner, Stolz & Partner does not assume any responsibility for the correctness of the translation. The German version is authoritative for decision-making purposes.

[Translator's notes are in square brackets]

General Engagement Terms

for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1)  These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2)  If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties

2. Scope and performance of the engagement

(1)  Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services—not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäBiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2)  The application of foreign law requires—except for financial attestation engagements—an express written agreement.

(3)  The engagement does not extend—to the extent it is not directed thereto—to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4)  If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1)  The client must ensure that the Wirtschaftsprüfer—even without his special request—is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2)  Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the longform report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations—expecially quantity and cost computations—prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1)  The transmission of a Wirtschaftsprüfer's professional statements (longform reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1)  Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2)  The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3)  Obvious deficiencies, such as typing and arithmetical errors and formelle Mangel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected—and also be applicable versus third parties—by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw—also versus third parties—such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

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9. Liability

(1)  The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind—except for damages resulting from injury to life, body or health—for an individual case of damages resulting from negligence is limited to €4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years, In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to €5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law,

(3)  Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim—at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements

(1)  A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2)  If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschattsprüfer's request.

(3)  The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters

(1)  When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client—especially numerical disclosures—are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

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(2)  The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records—especially tax assessments—material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3)  In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

  a)
  preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

  b)
  examination of tax assessments in relation to the taxes mentioned in (a)

  c)
  negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

  d)
  participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

  e)
  participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures) with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4)  If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5)  Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

  a)
  the treatment of nonrecurring tax matters, e.g. in the field of estate tax, capital transactions tax, real estate acquisition tax

  b)
  participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

  c)
  the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6)  To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security

(1)  Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2)  The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

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(3)  The Wirtschaftsprüfer is entitled—within the purposes stipulated by the client—to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration

(1)  In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable,

(2)  Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records

(1)  The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement—that had been provided to him and that he has prepared himself—as well as the correspondence with respect to the engagement.

(2)  After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.

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